1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

August 16, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598 and
Investment Company Act File No. 811-09102)
Post-Effective Amendment No.236

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of post-effective amendment (“PEA”) to the Company’s registration statement, filed on May 18, 2012, to add iShares Latin America Bond Fund (the “Fund”), as series of the Company pursuant to Rule 485(a) under the Securities Act of 1933.

The comments were provided in a telephone conversation on July 18, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: In the Principal Investment Strategies section please specify the maturity and quality parameters for the underlying bonds. Specifically, please specify whether the Fund will invest in “junk bonds” and the maturity of those bonds (i.e., long or short term).

Response: The Fund’s Principal Investment Strategies section has been revised to specify that the Underlying Index consists of both investment grade and non-investment grade bonds. The Company respectfully submits that the Principal Investment Strategies section currently specifies that each security in the Underlying Index must have a minimum maturity of one year, and, similarly, the Principal Investment Strategies section specifies security specific quality parameters relating to par amount outstanding, credit rating, and country of domicile.

Comment No. 2: In the Principal Investment Strategies section please consider deleting or moving the following language to Item 9: “Warrants convertible securities, private placements, separate trading of registered interest and principal securities (“strips”) and inflation-linked bonds are excluded from the Underlying Index.”

Response: The Company has deleted the following language from the Principal Investment Strategies section: “Warrants convertible securities, private placements, separate trading of registered interest and principal securities (“strips”) and inflation-linked bonds are excluded from the Underlying Index.”

Comment No. 3: Please move the language regarding large-, mid-, and small-capitalization stocks from the Industry Concentration Policy section to the Principal Investment Strategies Section.

Response: The Company has deleted the language regarding-, mid-, and small-capitalization stocks from the Industry Concentration Policy section.

Comment No. 4: Please consider adding Currency Risk and general South American Risk to Principal Risks section.

Response: The Company has added Latin America risk to the Fund’s Principal Risks section. The Company respectfully submits that because the Fund only includes U.S. dollar - denominated bonds, currency risk is not a relevant risk for the Fund.

Comment No. 5: Because High Yield Securities Risk is a principal risk, please add appropriate language to the Principal Investment Strategies section to specify that the Fund will invest in “junk bonds.”

Response: The Fund’s Principal Investment Strategies section has been revised to specify that the Underlying Index consists of both investment grade and non-investment grade bonds and that the Fund may invest in these securities and specifically refers to “junk bonds.”

Comment No. 6: Please provide an explanation as to why the Fund lists Brazil and Mexico as principal risks. If these two risks are specific to the Fund, please revise these to make less generic.

Response: The Company respectfully submits that the Fund’s Principal Risk section includes specific country risk for Brazil and Mexico because each country comprises at least 20% of the Fund’s holdings.

Comment No. 7: Please consider adding small-capitalization risk to the Principal Investment Strategies section.

Response: The Company respectfully submits that since the Fund intends to invest primarily in fixed income securities, small-capitalization risk is not a relevant risk for the Fund.

Comment No. 8: Please determine whether Asian and European Economic Risk should be included in the Statutory Prospectus and consider adding these risks to the Summary Prospectus.

Response: The Company respectfully submits that the inclusion of the Asian and European Economic risk in the Statutory Prospectus is appropriate, and that each risk is reflected in the Summary Prospectus via the Reliance on Trading Partners risk.

Comment No. 9: In relation to the table on p. 20 of the Prospectus, please be advised that the maximum additional charge for redemptions should never be more than 2%.

Response: The Company respectfully submits that the 2% maximum additional charge is standard for this and other iShares funds and this language has previously been discussed with the SEC staff .

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Edward Baer
Joel Whipple
Katherine Drury
Michael Gung